Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

Alibaba Group Holding Limited has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements under the U.S. Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. Alibaba Group Holding Limited does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

PROPOSED SPIN-OFF AND SEPARATE LISTING
OF CAINIAO SMART LOGISTICS NETWORK LIMITED
ON THE MAIN BOARD OF
THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is made pursuant to PN15 of the Listing Rules.

The Board is pleased to announce that the Company intends to spin-off Cainiao by way of a separate listing of the Cainiao Shares on the Main Board of the Hong Kong Stock Exchange. The Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of the Cainiao Shares, comprising the Hong Kong Public Offering and the International Offering. Upon completion of the Proposed Spin-off, the Company will continue to hold more than 50% of the shareholdings in Cainiao and therefore Cainiao will remain as a subsidiary of the Company.

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering, the extent of the decrease in shareholding percentage of the Company in Cainiao, have not yet been finalized.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Cainiao Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of Cainiao Shares and the final decisions of the Board and of the board of directors and shareholders of Cainiao, as applicable. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

INTRODUCTION

This announcement is made pursuant to PN15 of the Listing Rules.

The Board is pleased to announce that the Company intends to spin-off Cainiao by way of a separate listing of the Cainiao Shares on the Main Board of the Hong Kong Stock Exchange. The Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off. A spin-off listing application has been submitted to the Hong Kong Stock Exchange.

INFORMATION ON THE COMPANY AND CAINIAO

The Company is a holding company and conducts its businesses primarily through its subsidiaries and consolidated affiliated entities. The Group’s businesses comprise six major business groups: Taobao and Tmall Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group, Local Services Group, Cainiao Group, and Digital Media and Entertainment Group, along with various other businesses.

Cainiao is an exempted company incorporated in the Cayman Islands with limited liability on May 20, 2015. As at the date of this announcement, Cainiao is held by the Company as to approximately 69.54%. Cainiao is a global leader in e-commerce logistics and provides innovative logistics services and solutions to merchants and brands, e-commerce platforms, consumers and logistics companies in China and around the world. Cainiao’s main businesses include international logistics, China logistics and technology and other services.

Following the completion of the Proposed Spin-off, Alibaba Retained Group will continue to operate its existing principal businesses, which include, among others, Taobao and Tmall Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group, Local Services Group, and Digital Media and Entertainment Group, other than the businesses operated by Cainiao Group.

PROPOSED SPIN-OFF

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of the Cainiao Shares. Upon completion of the Proposed Spin-off, the Company will continue to hold more than 50% of the shareholdings in Cainiao and therefore Cainiao will remain as a subsidiary of the Company.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The Board considers that the Proposed Spin-off will be beneficial to both the Company and Cainiao for the following reasons, among others:

(i)	the Proposed Spin-off should enable investors to better value the Company with its focus on Alibaba Retained Group’s businesses;

(ii)	the Proposed Spin-off should better reflect the value of Cainiao Group on its own merits and increase its operational and financial transparency through which investors will be able to appraise and assess the performance and potential of Cainiao Group separately and distinctly from those of Alibaba Retained Group;

(iii)	Cainiao’s business will then appeal to an investor base that specializes in Cainiao Group’s businesses, which is different from the relatively more diverse business model of Alibaba Retained Group’s operations; and

(iv)	the value of Cainiao Group is expected to be enhanced through the Proposed Spin-off which will in turn benefit the Company, as Cainiao’s controlling shareholder, and its shareholders as a whole, given that a listing of Cainiao on the Hong Kong Stock Exchange will: (a) enhance Cainiao Group’s standalone profile among its customers, suppliers and potential strategic partners, which will help Cainiao to be in a better position to negotiate and solicit more business; (b) enable Cainiao to directly and independently access both equity and debt capital markets in the future should the need arise, as well as further enhance its ability to secure bank credit facilities, which allows a more efficient deployment of Alibaba Retained Group’s financial resources; (c) provide clarity of the credit profile of Cainiao Group for rating agencies and financial institutions that wish to analyze and lend against the credit of the logistics services businesses; and (d) lead to a more direct alignment of the responsibilities and accountability of the management of both the Company and Cainiao with their operating and financial performance. This is expected to result in enhanced management focus, which will in turn improve decision-making processes in response to market changes and increase operating efficiency.

WAIVER FROM STRICT COMPLIANCE WITH PARAGRAPH 3(F) OF PN15

Paragraph 3(f) of PN15 requires a listed company contemplating a spin-off to have due regard to the interests of its existing shareholders by providing them with an assured entitlement to shares in the spun-off entity, either by way of a distribution in specie of existing shares in the spun-off entity or by way of preferred application in any offering of existing or new shares in the spun-off entity.

The Company applied for, and the Hong Kong Stock Exchange has granted, a waiver (the “Waiver”) from the requirement that the Shareholders be provided an assured entitlement to the Cainiao Shares (as set out in paragraph 3(f) of PN15) on the basis that: (i) the Proposed Spin-off is insignificant to the Company and its shareholders with reference to the Company’s market capitalization; (ii) the extensive endeavor and substantial costs for providing the assured entitlement would be disproportionate or excessive to the benefits of the Company’s shareholders conferred by the assured entitlement; (iii) the Company is primary listed on the NYSE and is not subject to a similar requirement under applicable U.S. securities laws and NYSE rules, and (iv) it is not practically necessary and would be unduly burdensome for the Company to seek shareholders’ approval with regards to the waiver of the assured entitlement as set out in paragraph 3(f) of PN15.

In light of the above, the Board considers that the Proposed Spin-off and the Waiver are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LISTING RULES IMPLICATIONS

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering, the extent of the decrease in shareholding percentage of the Company in Cainiao, have not yet been finalized. It is expected that the Proposed Spin-off, if materializes, will not affect the Company’s eligibility or suitability as a secondary listed issuer on the Hong Kong Stock Exchange under Chapter 19C of the Listing Rules.

GENERAL

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Cainiao Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of Cainiao Shares and the final decisions of the Board and of the board of directors and shareholders of Cainiao, as applicable. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

DEFINITION

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Term	Definition
“Alibaba Retained Group”	the Group excluding Cainiao Group
“Board”	the board of directors of the Company
“Company”	Alibaba Group Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 28, 1999, the American depositary shares (each representing eight (8) ordinary shares) of which are listed on the NYSE under the symbol “BABA”, and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock codes: 9988 (HKD counter) and 89988 (RMB counter)) under Chapter 19C of the Listing Rules
“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules
“Global Offering”	the Hong Kong Public Offering and the International Offering
“Group”	the Company, its consolidated subsidiaries and its consolidated affiliated entities, from time to time
“Cainiao”	Cainiao Smart Logistics Network Limited, an exempted company incorporated in the Cayman Islands with limited liability on May 20, 2015
“Cainiao Group”	Cainiao, its subsidiaries and its consolidated affiliated entities, from time to time
“Cainiao Shares”	ordinary shares with a par value of US$0.000001 each in the share capital of Cainiao
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Public Offering”	the offer of the Cainiao Shares for subscription by the public in Hong Kong
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“International Offering”	the placing of the Cainiao Shares to professional and institutional investors
“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time
“NYSE”	the New York Stock Exchange
“PN15”	Practice Note 15 of the Listing Rules
“Proposed Spin-off”	the proposed spin-off of Cainiao by way of a separate listing of the Cainiao Shares on the Main Board of the Hong Kong Stock Exchange
“Shareholders”	the holder(s) of the ordinary shares, and where the context requires, the American depositary shares of the Company
“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules
“U.S. Securities Act”	United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

By Order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, September 26, 2023

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.